Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8000
IR@gigamedia.com.tw

GigaMedia Announces Second-Quarter 2023

Financial Results

TAIPEI, Taiwan, July 31, 2023 – GigaMedia Limited (NASDAQ: GIGM) today announced its second-quarter 2023 unaudited financial results.

Comments from Management

In the second quarter of 2023, GigaMedia reported revenues of $1.03 million, with a gross profit $0.57 million, an operating loss of $0.92 million and the net loss of $0.56 million. Total revenues decreased by 22.6% if compared to the previous quarter.

The decrease in revenues was mainly as a result of seasonality, as the second quarter is usually a slower season than the first. Currently we focused on fine-tuning the operation of our casual games and customer platform for upcoming summer vacation.

Second Quarter Overview

•
Operating revenues decreased by approximately 22.6% quarter-on-quarter, to $1.03 million from $1.33 million in last quarter, and decreased by 24.8% year-over-year from $1.36 million the same period last year. The decrease from last quarter was mainly due to seasonality from high peak during winter vacation in the previous quarter.
•
Gross profit decreased by 28.5% to $0.57 million from $0.79 million in last quarter, and decreased by 26.9% compared to $0.77 million in the same period last year.
•
The net asset value was $4.32 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Second Quarter

GIGAMEDIA 2Q23 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	2Q23	1Q23	Change (%)	2Q23	2Q22	Change (%)
Revenues	1,025	1,325	-22.64%	1,025	1,363	-24.80%
Gross Profit	566	792	-28.54%	566	774	-26.87%
Loss from Operations	(919)	(698)	NM	(919)	(844)	NM
Net Loss Attributable to GigaMedia	(562)	(313)	NM	(562)	(1,131)	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.05)	(0.03)	NM	(0.05)	(0.10)	NM
EBITDA (A)	(982)	(704)	NM	(982)	(1,190)	NM
Cash, Cash Equivalent and Restricted Cash	37,775	38,119	-0.90%	37,775	39,631	-4.68%

NM= Not Meaningful

(A)
EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Second-Quarter Financial Results

•
Consolidated revenues for the second quarter of 2023 decreased by 22.6% quarter-on-quarter to $1.03 million from $1.33 million in last quarter, and decreased by 24.8% year-over-year from $1.36 million the same period last year.
•
Consolidated gross profit was $0.57 million, decreased by 28.5% quarter-on-quarter and decreased by 26.9% year-over-year.
•
Consolidated loss from operation of the second quarter of 2023 was a loss of $0.92 million, comparable to the operating loss of $0.70 in the first quarter.
•
Net loss in the second quarter of 2023 was $0.56 million, increased slightly from a net loss of $0.31 million in the first quarter.
•
Cash, cash equivalents and restricted cash at the end of the second quarter of 2023 amounted to $37.8 million, decreased by 0.9% from $38.1 million as of the end of the first quarter.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounted to $37.8 million, or $3.42 per share, as of June 30, 2023.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of July 31, 2023. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company's 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“In the second half of 2023, we will dedicate ourselves to boosting the productivity of our products and services. GigaMedia will stick to the strategy of pursuing healthy growth with a lean operation while seeking for strategic expansion and new business,” stated GigaMedia CEO James Huang.

As for new business, our management continues evaluating and pursuing prospects of strategic investment targets that are with potential to expand our business and create greater shareholder value.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the second quarter 2023 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2023 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Six months ended
	06/30/2023	03/31/2023	06/30/2022	06/30/2023	06/30/2022
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,025,056	1,325,352	1,363,287	2,350,408	2,908,862
	1,025,056	1,325,352	1,363,287	2,350,408	2,908,862
Operating costs
Cost of Digital entertainment service revenues	458,667	533,136	588,907	991,803	1,233,276
	458,667	533,136	588,907	991,803	1,233,276
Gross profit	566,389	792,216	774,380	1,358,605	1,675,586
Operating expenses
Product development and engineering expenses	188,457	178,192	320,965	366,649	643,403
Selling and marketing expenses	406,876	431,089	376,899	837,965	812,104
General and administrative expenses and others	890,636	879,655	920,190	1,770,291	1,891,290
Other	(101)	1,082	712	981	938
	1,485,868	1,490,018	1,618,766	2,975,886	3,347,735
Loss from operations	(919,479)	(697,802)	(844,386)	(1,617,281)	(1,672,149)
Non-operating income (expense)
Interest income	435,038	404,550	66,576	839,588	129,410
Foreign exchange loss - net	(135,898)	(826)	(380,540)	(136,724)	(719,671)
Changes in the fair value of an instrument recognized at fair value	52,092	(18,729)	11,138	33,363	11,138
Other - net	6,659	107	16,349	6,766	21,271
	357,891	385,102	(286,477)	742,993	(557,852)
Loss from continuing operations before income taxes	(561,588)	(312,700)	(1,130,863)	(874,288)	(2,230,001)
Income tax expense	—	—	—	—	—
Net loss attributable to shareholders of GigaMedia	(561,588)	(312,700)	(1,130,863)	(874,288)	(2,230,001)
Loss per share attributable to GigaMedia
Basic:	(0.05)	(0.03)	(0.10)	(0.08)	(0.20)
Diluted:	(0.05)	(0.03)	(0.10)	(0.08)	(0.20)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEET

	06/30/2023	03/31/2023	06/30/2022
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	37,462,050	37,806,540	39,317,946
Marketable securities-current	7,950,000	7,950,000	—
Accounts receivable - net	187,385	154,890	192,716
Prepaid expenses	225,334	368,322	574,021
Restricted cash	312,762	312,739	312,746
Other receivables	765,741	766,871	42,222
Other current assets	118,950	122,895	144,983
Total current assets	47,022,222	47,482,257	40,584,634

Marketable securities - noncurrent	2,371,000	2,371,000	10,322,000
Property, plant & equipment - net	131,758	146,094	70,913
Intangible assets - net	13,188	16,537	6,718
Prepaid licensing and royalty fees	101,919	140,850	249,965
Other assets	1,510,307	1,546,465	2,155,254
Total assets	51,150,394	51,703,203	53,389,484

Liabilities and equity
Accounts payable	28,747	78,604	31,757
Accrued compensation	230,931	133,645	268,124
Accrued expenses	855,201	878,269	1,104,625
Unearned revenue	847,887	871,981	824,361
Other current liabilities	718,266	636,631	819,888
Total current liabilities	2,681,032	2,599,130	3,048,755

Other liabilities	714,650	793,946	1,064,777
Total liabilities	3,395,682	3,393,076	4,113,532
Total equity	47,754,712	48,310,127	49,275,952
Total liabilities and equity	51,150,394	51,703,203	53,389,484

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Six months ended
	06/30/2023	03/31/2023	06/30/2022	06/30/2023	06/30/2022
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(561,588)	(312,700)	(1,130,863)	(874,288)	(2,230,001)
Depreciation	11,259	10,326	5,472	21,585	11,236
Amortization	3,024	3,054	2,125	6,078	4,364
Interest income	(435,038)	(404,550)	(66,577)	(839,588)	(129,409)
Interest expense	—	—	—	—	—
Income tax (benefit) expense	—	—	—	—	—
EBITDA	(982,343)	(703,870)	(1,189,843)	(1,686,213)	(2,343,810)